Internet Initiative Japan Inc.,
                                               Jinbocho Mitsui Bldg.,
                                               1-105 Kanda Jinbo-cho,
                                               Chiyoda-ku, Tokyo 101-0051, Japan


                                               March 9, 2007

Mr. Kevin Woody,
Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

                  Re:      Internet Initiative Japan Inc.
                           Form 20-F for the period ended March 31, 2006 File No. 0-30204
                           ---------------------------------------------

Dear Mr. Woody:

         This is in response to the Securities and Exchange Commission (the "Commission") staff's comment letter of February 27, 2007, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2006. For your convenience, we have included the text of the staff's comments below and have keyed our responses accordingly.

Comment 1
---------

Form 20-F for the fiscal year ended March 31, 2006

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 65

1. Please tell us why it is appropriate to exclude interest payments on your long term debt obligations from the table of contractual obligations. Please cite all the appropriate accounting literature management used as a basis for its conclusion.

Mr. Kevin Woody                                                              -2-



Internet Initiative Japan Inc. Response
---------------------------------------

         We believe that our disclosure complies with the Commission's Release No. 33-8350, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations", which states in footnote 46, "...the cash requirement for items such as interest, taxes or amounts to be funded to cover post-employment (including retirement) benefits may not be included in the tabular disclosure, but should be discussed if material."

         We do not believe that our future total interest payments of approximately 21 million yen on our long term debt obligations are material and we therefore excluded the interest payments from our discussion of the tabular disclosure of contract obligations. We did, however, disclose on page 65 of our Form 20-F that these payments have been excluded.

Comment 2
---------

Consolidated Financial Statements

Notes to Consolidated Financial Statements

7. Leases, page F-22

2. We note from your disclosure that you have subleased a part of your office premises. Please tell us why you have excluded the disclosures required by paragraph 16.b.ii of SFAS 13, Accounting for Leases, as it relates to your lease and sublease agreements. Additionally, please advise us of your consideration of the applicability of FASB Technical Bulletin No. 79-15 (as amended) as it relates to whether any losses have been incurred from the underlying lease and sublease agreements.

Internet Initiative Japan Inc. Response
---------------------------------------

         We hereby advise the staff that as of March 31, 2006 there were no material sublease rentals to be received in the future under non-cancelable sublease contracts.

         We subleased our office premises to three companies during the fiscal year ended March 31, 2006. Two of the sublease contracts, however, ended prior to March 31, 2006 such that no sublease income will be received on these contracts in the future. The remaining sublease contract commenced on October 1,

Mr. Kevin Woody                                                              -3-



2005 and is valid for two years, under which the total rental fees to be received for the period will be approximately 45 million yen. We do not believe that the amount is material and therefore did not disclose it in our consolidated financial statements.

           In addition, we advise the staff that costs expected to be incurred under this operating sublease did not exceed anticipated revenue on the operating sublease as of March 31, 2006 and consequently, no loss was recorded under FASB Technical Bulletin No. 79-15 (as amended).


                                    * * * * *

         We acknowledge that:

          o    we  are   responsible  for  the  adequacy  and  accuracy  of  the
               disclosure in the filings;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody                                                              -4-



        If you have any questions about this response letter, please contact, by fax or by e-mail, Akihisa Watai (fax: 81-3-5259-6311; e-mail: watai@iij.ad.jp).

                                               Very truly yours,



                                                  /s/ Akihisa Watai
                                              ----------------------------------
                                              Akihisa Watai
                                              Director, Chief Financial Officer
                                              and Chief Accounting Officer



cc:      Howard Efron
         (Division of Corporation Finance
         Securities and Exchange Commission)

         Izumi Akai
         Bradley Edmister
         (Sullivan & Cromwell LLP)